SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-2948	JKAUFMAN@STBLAW.COM

October 9, 2007

VIA EDGAR

Re:	Virgin Mobile USA, Inc. – Registration

Statement on Form S-1, File No. 333-142524

Larry Spirgel

Kathleen Krebs

Derek B. Swanson

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Virgin Mobile USA, Inc. (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 5, 2007 (the “comment letter”) relating to Amendment No. 5 to the above-referenced Registration Statement on Form S-1 filed on September 25, 2007 (the “Registration Statement”). The Registrant has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 7 to the Registration Statement (“Amendment No. 7”), which reflects these revisions and generally updates certain other information in the Registration Statement.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 7.

Form S-1

Compensation Discussion and Analysis, page 128

1.	You disclose on page 131 that you recently amended the 2007 Annual Incentive Plan and 2005 Debt Bonus Plan to provide for a one-time, 25% adjustment. Please explain what you mean by “25% adjustment.” Also discuss how you changed the long-term value and EBITDA threshold levels under these plans.

The Registrant respectfully advises the Staff that the adjustment referred to in the Staff’s comment above was a one-time, 25% increase to the 2007 Annual Incentive Plan and 2005 Debt Bonus Award payments. The Registrant’s compensation committee approved such increase in September 2007 in recognition of the efforts of certain officers and employees of the Registrant in preparation for the offering and related reorganization. The compensation committee also approved changes to the lifetime value and EBITDA threshold levels under the 2007 Annual Incentive Plan and 2005 Debt Bonus Plan, again in recognition of the efforts of certain officers and employees of the Registrant in preparation for these transactions. Specifically, the threshold level for lifetime value was reduced by 1% and the threshold level for EBITDA was reduced by 15%. These changes and the one-time 25% increase to the 2007 Annual Incentive Plan and 2005 Debt Bonus Award payments noted above did not change the previously approved target and maximum payout levels under either plan.

In addition, the Registrant has revised its disclosure on page 131 in response to the Staff’s comment.

2.	We note your response to comment three of our letter dated September 14, 2007. In your response letter, tell us why you have not included the Debt Bonus Plan payments in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. Also tell us why you have not included these payments in the Estimated Future Payouts Under Non-Equity Incentive Plan Awards table.

The Registrant respectfully advises the Staff that the 2006 Debt Bonus Plan payments were previously included in the “All Other Compensation” column of the Summary Compensation Table, as noted in footnotes (6), (7), (8), (11) and (12) to that table.

In response to the Staff’s comment, the Registrant added the 2006 Debt Bonus Plan payments to the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table and removed those payments from the amounts disclosed in the “All Other Compensation” column.

In addition, in further response to the Staff’s comment, the Registrant has revised its disclosure to include the estimated remaining Debt Bonus Plan payments in the “Grants of Plan-Based Awards” table on page 146.

3.	We note your response to comment four of our letter dated September 14, 2007 and the new table you have provided on page 146. The intent of our comment was to have you revise the grant of plan-based awards table to use the format for the table set forth in Regulation S -K Item 402(d). Please provide one table in the format required under Regulation S-K Item 402(d) for the grant of plan-based awards in 2006.

The Registrant has revised its disclosure on page 146 to provide one table in the format required under Regulation S-K Item 402(d) in response to the Staff’s comment.

* * * * * * *

Please call me (212-455-2948) or Igor Fert (212-455-2255) of my firm if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

3